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February 12, 2018

Confidential

Mail Stop 3561
Mr. Justin Dobbie
Mr. J. Nolan McWilliams
Mr. Abe Friedman
Ms. Theresa Brillant
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

> **Re: iQIYI, Inc. (CIK No. 0001722608)**
> **Response to the Staff's Comments on the Draft Registration**
> **Statement on Form F-1 Confidentially Submitted on January 19, 2018**

Dear Mr. Dobbie, Mr. McWilliams, Mr. Friedman, and Ms. Brillant:

On behalf of our client, iQIYI, Inc., a company organized under the laws of the Cayman Islands (the "**Company**"), we submit to the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") this letter setting forth the Company's responses to the comments contained in the Staff's letter dated February 2, 2018 on the Company's draft registration statement on Form F-1 confidentially submitted on January 19, 2018 (the "**Draft Registration Statement**"). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the "**Revised Draft Registration Statement**") and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The

U.S. Securities and Exchange Commission
February 12, 2018
Page 2

Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff's comments are repeated below in bold and are followed by the Company's responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff's comments, the Company has also (i) included certain unaudited financial information, including non-GAAP information, for each of the five quarters in the period from July 1, 2016 to September 30, 2017, and (ii) included other information and data to reflect recent developments. The Company updated certain third-party market data cited in the Draft Registration Statement to reflect the latest such data available. In this regard, the Company has enclosed, as Annex A to this letter, relevant portions of the third-party market data sources cited in the Revised Draft Registration Statement, marked to highlight the applicable portions or sections containing the updated statements or statistics cited and cross-referenced to the relevant locations in the Revised Draft Registration Statement. Because some of the third-party materials are in Chinese, the Company has prepared English translations of the applicable portions of the third-party materials to facilitate the Staff's review.

Management's Discussion and Analysis

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Membership Services, page 84

1. **We note your response to our prior comment 15. Please disclose the information provided in your response, including that the number of individuals with trial memberships has consistently only accounted for a small percentage (less than 10%) of the total number of subscribing members. Also disclose the percentage of individuals with trial memberships that became paying subscribers for each period presented. It would appear that just providing investors with changes in the number of total subscribers, which includes paid and trial memberships, would provide an incomplete view of the impact from changes in the number of subscribers on membership revenues. In addition, please disclose the terms of your free trial memberships, including the length of the membership and whether there are limitations on the number of free trials permitted to a customer.**

In response to the Staff's comment above as well as prior comment 15, the Company has included additional disclosure, including the number of paying subscribing members (excluding individuals with trial memberships) as of the end of each respective period on pages 82 and 84 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company continues to take the position that the total number of subscribing members (including individuals with trial memberships) is a more important performance indicator that the management uses to monitor the business operation of the Company.

Compensation of Directors and Executive Officers, page 145

2. **Please update the disclosure in this section for your recently completed fiscal year. Refer to Item 6.B of Form 20-F.**

In response to the Staff's comment, the Company has updated the referenced disclosure on page 148 of the Revised Draft Registration Statement.

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U.S. Securities and Exchange Commission
February 12, 2018
Page 4

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Hoffman Cheong, the audit engagement partner at Ernst & Young Hua Ming LLP, by telephone at +8610-5815-2388 or via email at Hoffman.Cheong@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc: Robin Yanhong Li, Chairman of the Board of Directors, iQIYI, Inc
    Dr. Yu Gong, Chief Executive Officer, iQIYI, Inc.
    Xiaodong Wang, Chief Financial Officer, iQIYI, Inc.
    Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
    Hoffman Cheong, Partner, Ernst & Young Hua Ming LLP
    Li He, Esq., Partner, Davis Polk & Wardwell LLP

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